J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	GOLDMAN SACHS & CO. LLC 200 West Street New York, New York 10282-2198	COWEN AND COMPANY, LLC 599 Lexington Avenue New York, New York 10022

October 26, 2018

Re:	ORCHARD RX LIMITED (the “Registrant”)

Registration Statement on Form F-1 (File No. 333-227698)

Request for Acceleration of Effective Date

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), wish to advise you that approximately 1,864 copies of the Preliminary Prospectus issued October 23, 2018 and included in the Registration Statement on Form F-1, as filed on October 23, 2018 and as amended, were distributed during the period from October 23, 2018 through the date hereof to underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating Underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Supplemental information supplied under Rule 418(a)(7) under the Act:

(i)	Date of Preliminary Prospectus: October 23, 2018

(ii)	Dates of distribution: October 23, 2018 through the date hereof

(iii)	Number of underwriters to whom the Preliminary Prospectus was furnished: 4

(iv)	Number of Preliminary Prospectuses furnished to investors: approximately: 1,839

(v)	Number of Preliminary Prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and Underwriters’ counsel: 25

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective time of the above-named Registration Statement so that it becomes effective at 4:01 p.m. Eastern Time on October 30, 2018 or as soon thereafter as practicable.

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Very truly yours,

J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Cowen and Company, LLC Acting on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ David Bauer
Name:	David Bauer
Title:	Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

[Signature Page to Acceleration Request]